10029453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31,2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

ORCHID GARBUTT
Notary Public, State of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Oct. 2, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2009

Page(s)

Financial Statements

Supplemental Schedules

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2010

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 57,462,093
Prepaid commissions	520,932
Receivable from trusts	4,411,140
Total assets	$ 62,394,165
Liabilities and Member's Capital	
Payable to affiliates, net	$ 13,697,396
Payable to brokers	29,388,844
Accounts payable, accrued expenses and other liabilities	956,424
Total liabilities	44,042,664
Member's capital, net	18,351,501
Total liabilities and member's capital	$ 62,394,165

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2009

Revenues	
Commission revenues	$ 401,499,646
Fee income from affiliates	40,437,452
Fee income from trusts	97,730,753
Interest income	262,792
Total revenues	539,930,643
Expenses	
Commission expenses	401,499,646
Administrative and personnel service charges from affiliates	137,939,030
Total expenses	539,438,676
Income before income tax	491,967
Income tax expense	337,613
Net income	$ 154,354

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2009

	Member's Capital	Accumulated Deficit	Member's Capital
Balance at January 1, 2009	$ 31,842,615	$ (13,645,468)	$ 18,197,147
Net income	-	154,354	154,354
Balance at December 31, 2009	$ 31,842,615	$ (13,491,114)	$ 18,351,501

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 154,354
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred Taxes	(214,036)
Decrease (increase) in operating assets	
Prepaid commissions	2,256,828
Receivable from trusts	(962,774)
Receivable from affiliate, net	395,307
(Decrease) increase in operating liabilities	
Payable to affiliates, net	(5,056,013)
Payable to brokers	8,100,459
Accounts payable, accrued expenses and other liabilities	121,432
Net cash provided by operating activities	4,795,557
Cash flows from financing activities	
Change in short-term financing	(192,481)
Cash used in financing activities	(192,481)
Net increase in cash and cash equivalents	4,603,076
Cash and cash equivalents	
Beginning of year	52,859,017
End of year	$ 57,462,093
Supplemental disclosures	
Income taxes paid	$ 361,927

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a licensed insurance agency.

The Company engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company ("MONY"), MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXAEQ, to AXAEQ, MONY and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the carrying value of receivables and payables approximates their fair value, due to their short term nature.

Accounting Changes

Effective May 2009, the new guidance for Subsequent Events established general principles for evaluation, recognition, and disclosure of events or transactions that occur after the balance sheet date but before the financial statements are issued. The new guidance does not significantly change the accounting for, or the reporting of subsequent events, but requires that explicit disclosure be made of the date through which subsequent events have been evaluated and the basis for that date. This guidance is applied in these financial statements.

FASB Accounting Standards Codification
On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2009-01 to the FASB Accounting Standards Codification ("ASC" or the "Codification") establishing the Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Going forward, the FASB will issue ASUs instead of Statements, FASB Staff Positions or Emerging Issues Task Force abstracts. While not authoritative in their own right, ASUs will serve to update the Codification, provide background information about the guidance, and provide the rationale for the change(s) in the Codification.

The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. References to authoritative accounting guidance made in these financial statements reflect either the FASB Codification topic or sub-topic description, as appropriate.

The Codification did not have an effect on the Company's financial condition, results of operations, changes in member's capital, or cash flows.

Revenue Recognition
Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. In addition, commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2009 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of these investments approximates fair value due to their short-term nature. Cash equivalents at December 31, 2009 includes an investment in a money market fund of $56,853,251. The majority of the Company's cash equivalents is held at a major U.S. financial institution. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2009.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 22, 2010, the date that these financial statements were available to be issued.

3. Shared-Based Compensation

Certain employees of AXAEQ, who perform services on a full-time basis for the Company, participate in various share-based payment arrangements sponsored by AXF. The Company was allocated $2,381,383 of compensation costs under the specific identification method, for share-based payment arrangements during 2009.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $12,282,364 which exceeded required net capital of $2,936,178 by $9,346,186, and the Company's ratio of aggregate indebtedness to net capital was 3.59 to 1.

5. Transactions with Affiliates

As discussed in Note 1, the Company distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MONY, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. The compensation is reflected in Commission revenues and Fee income from affiliates. Commission revenues are amounts paid by AXAEQ, MONY, MLOA and USFL to the Company for commission expenses incurred by the Company. Additional amounts received by the Company are included in Fee income from affiliates.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ variable annuity and life insurance contracts.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2009, the Company reimbursed AXAEQ $138,193,530 including state tax expense of $400,000, for the cost of providing such services.

Payable to affiliates, net includes a payable to AXAEQ of $17,857,879 for administrative and personnel service charges, offset by a receivable from AXAEQ of $5,360,340 for commissions and fees and a payable to AXF of $1,109,257 for personnel related expenses. In addition, the Company has a payable to MLOA of $90,600 for reimbursement of fees.

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs to be incurred of $125,000 included in Payable to affiliates, net in the Statement of Financial Condition. While the

ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

The Payable to affiliates on the Statement of Financial Condition includes a current federal income tax payable of $297,149 offset by a gross deferred federal tax asset of $214,036. The gross deferred federal tax asset resulted from temporary deductible differences related to accrued state taxes. In addition, the Company has a state tax payable of $110,931, which is classified within Accounts payable, accrued expenses and other liabilities.

The effective rate of 68.6% differs from the statutory rate of 35% due to $254,500 in state tax classified within Income tax expense.

At December 31, 2009, the Company recorded a liability for uncertain tax positions of $500,500, including interest and penalties, which is classified within Accounts payable, accrued expenses and other liabilities. In 2009, the Internal Revenue Service commenced the examination of the 2004 and 2005 tax years. As of December 31, 2009, the 2005 through 2008 tax years are open to examination by the state tax authorities.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Schedule I

Net capital		
Total member's capital	$	18,351,501
Nonallowable assets		
Prepaid commissions		520,932
Receivable from trusts		4,411,140
Net capital before haircuts on securities position		13,419,429
Haircuts on cash and cash equivalents		1,137,065
Net capital	$	12,282,364
Computation of basic net capital requirement		
Aggregate indebtedness	$	44,042,664
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	2,936,178
Capital in excess of minimum requirements	$	9,346,186
Ratio of aggregate indebtedness to net capital		3.59 to 1

There are no differences between the above computations and those included in the Company's unaudited Focus report as of December 31, 2009 and filed on January 26, 2010.

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009 **Schedule II**

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of the Board of
AXA Distributors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of AXA Distributors, LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating AXA Distributors, LLC's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for AXA Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries and support of payment without exception.

2. Compared Total Revenue reported on page 2, item 2a of Form SIPC-7T in the amount of $372,178,740, with the amount of Total Revenues reported on audited financial statements for the year ended December 31, 2009 less the revenues reported on Form X17A-5 for the three months ended March 31, 2009 without exception.

3. Compared the deduction amount reported on page 2, item 2c, 1 of Form SIPC-7T in the amount of $372,040,014 to Total revenues reported on the audited financial statements for the year ended December 31, 2009, less the sum of total revenue reported on Form X17A-5 for the three months ended March 31, 2009, Interest income on the audited financial statements for the year ended December 31, 2009 and interest income reported on the March 31, 2009 trial balance without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3 without exception.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of AXA Distributors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010

SIPC-7T
(29-REV 12/09)

Mavea
2/18/10
S.7.

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
· 202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042123 FINRA DEC
AXA DISTRIBUTORS LLC 11Th FLOOR
1290 AVENUE OF THE AMERICAS
NEW YORK NY 10104-0101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SANDRA FERRANTELLO (212)314-2754

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 347

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (196)

July 28, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 151

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 151

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 151

H. Overpayment carried forward $( )

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AXA DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

Sandra Ferrantello
(Authorized Signature)

Dated the 18 day of February, 2010.

AVP Regulatory Review
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 372,178,740.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	N/A
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	372,040,014.00
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	372,040,014.00
2d. SIPC Net Operating Revenues	$ 138,726.00
2e. General Assessment @ .0025	$ 347.00

(to page 1 but not less than $150 minimum)

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2009